FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X      Form 40-F

   30 July 2025

HSBC Holdings plc

2025 Interim Report

The HSBC Holdings plc (the "Company") Interim Report for the half-year ended 30 June 2025 (the "Interim Report") has been submitted to the National Storage Mechanism today and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

The Interim Report may be accessed via the Company's website at:

www.hsbc.com/investors/results-and-announcements/all-reporting

Printed copies of the Interim Report are expected to be mailed on 22 August 2025 to shareholders who have opted to receive a hard copy.

Additional information

The regulated information required to be communicated in unedited full text is included in the Company's Interim Report which will shortly be available for inspection on the National Storage Mechanism.

This announcement is made in accordance with DTR 6.3.5R(1A).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 30 July 2025